Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Land Betterment Corporation
Jurisdiction of Organization:	Indiana
Date of Organization:	02/13/2020
Form of Organization:	Corporation
Physical Address:	12115 Visionary Way, Suite 174, Fishers, IN 46038
Issuer Website:	www.landbetterment.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Mark Jensen	Owner, Director, Executive Chairman	02/2020
Kirk Taylor	Owner, Director, President, CFO	02/2020
Thomas Sauve	Owner, Director, Head of Business Development	02/2020
Mark LaVerghetta	Officer, Head of Corporate Governance	02/2020

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Fully Diluted Percentage Held
Mark Jensen	Common Stock	30.8
Thomas Sauve	Common Stock	22.8
Kirk Taylor	Common Stock	22.8

Description of Company's Business – §227.201(d)

Land Betterment Corporation fosters positive social and environmental impact by up-cycling former coal mining sites to create sustainable community development and job creation. In the impacted communities we are witnessing a moment of change as our society transitions away from coal-based fuels. This change creates hope for our future generations, however through the transition, it presents challenges for those that depended on the employment opportunities these industries provided. We've created real solutions which allow these impacted communities to move rapidly away from thermal coal mining jobs while harnessing the immense energy and capabilities of the local population.

We have created a complete solution-based lifecycle program to restore and rehabilitate the environment and revitalize communities in need of change and opportunity. Land Betterment accomplishes this by identifying un-reclaimed, run-down and neglected coal mining sites, fixing the environment through reclamation and remediation, and then re-purposing the land to be a sustainable business that serves the community and a large, displaced labor force over the long-term. Based on our internal research and estimates, there is over $500 million worth of environmental reclamation and remediation that needs to be completed and hundreds of thousands of acres that can be repurposed for community good.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	42

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early stage companies without a proven track record of performance or sound liquidity such as Land Betterment Corporation (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowd funding are early stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

The Company's growth relies on market acceptance

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

The Company's founders, directors and executive officers may be among the Company's largest stockholders, and they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring

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stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company has limited operating history

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

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The Company may not be able to manage its potential growth

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

Some of our properties are leased from Land Resources & Royalties LLC, a company owned and controlled by certain members of our management team, and conflicts of interest may arise in the future as a result

Some of our properties are leased or subleased to our subsidiaries from Land Resources & Royalties, which is a related party and an entity that is owned and controlled by some of our management team, with financial and economic benefit of such leases going directly to those members of the management team. Given some of the common ownership and control between Land Resources & Royalties LLC and us and the complex contractual obligations under these arrangements, conflicts could arise between us and Land Resources & Royalties LLC that could adversely affect the interests of our stockholders, including, without limitation, conflicts involving compliance with payment and performance obligations under existing leases, and negotiation of the terms of and performance under additional leases we may enter into with Land Resources & Royalties LLC in the future.

Some contracts are with American Resources Corporation, a company which shares certain members or our management, and conflicts of interest may arise in the future as a result

Some of our contracts are with American Resources Corporation, which is a related party and an entity that shares some of our management team. Given some of the common ownership between American Resources Corporation and us and the complex contractual obligations under these arrangements, conflicts could arise between us and American Resources Corporation that could adversely affect the interests of our stockholders, including, without limitation, conflicts involving compliance with payment and performance obligations under existing contracts, and negotiation of the terms of and performance under additional contracts we may enter into with American Resources Corporation in the future.

Our ability to operate effectively could be impaired if we fail to attract and retain key personnel

The loss of our senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience. We may not be able to continue to employ key personnel or attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our ability to effectively operate our business. There is nothing at this time on which to base an assumption that our business will prove successful, and there is no assurance that we will be able to operate profitably if or when operations commence. You may lose your entire investment due to our lack of experience.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage (dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future offerings may provide the new investors with advantages not available to you as a previous investor.

Minority Ownership Impact

The common stock that you are purchasing through this offering has voting rights attached to it as otherwise herein stated. However, you will be a minority shareholder of the "Company and will therefore have limited ability to influence decisions of the Company's management team. By investing in the Company, all investors are trusting the Company's management to make decisions in the best interests of the Company, its mission, team members, and the shareholders it serves.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price Risk

The price per share of the company Land Betterment Corporation has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loan Risk

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.

- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period.

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After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the

Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time consuming and cost intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

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Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on future needs of the Company, which may dilute or devalue prior investor securities.

Insured Risk / Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000.00	08/25/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$1,070,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

Minimum Range:
These funds will be used to acquire additional equipment to expand our Environmental Solutions division, hire additional members of our team, and other uses as determined by management. This capital will enable us to continually expand our revenue base and grow our business from cash flow through the services division of our company.

Maximum Range:
These funds will enable us to expand our environmental services division as discussed above but also expand our Sustainable Development business lines, further expedite our Betterment Spirits, Betterment Harvests, Betterment Mulch and eko divisions, and other uses as determined by management.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$2,200.00	$75,000.00
Portal Fees:	$1,000.00	$42,800.00
Working Capital:	$5,300.00	$120,000.00
Betterment Mulch Development:	$750.00	$100,000.00
eko Development	$750.00	$77,200.00
Equipment	$4,000.00	$505,000.00
Betterment Spirits	$11,000.00	$150,000.00
Total Proceeds:	**$25,000.00**	**$1,070,000.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds?

None

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com

2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation

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to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price, Ownership & Capital Structure – §227.201(l) & §227.201(m)

The Offering:

Company: Land Betterment Corporation
Address: 12115 Visionary Way, Suite 174, Fishers, IN 46038
State of Organization: Indiana
Date Company was Formed: 02/13/2020

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $107,000.00
Security Type: Equity – Common Stock
Share Class: Common Stock
Prefunding Company Valuation: $70,000,000.00
Security Purchase Price: $7.00
Minimum Offering Amount: $25,000.00
Maximum Offering Amount: $1,070,000.00
Shareholder Voting Rights: Yes
Shareholder Voting Rights Limitations: No, all shareholders have equal votes.

Company Valuation Method:

We have evaluated the market potential for our company based on the size and scope of our industry. The valuation is based on market comparables. We utilized high growth comparable companies that have recently raised capital either privately or publicly through an IPO process. Given our potential for growth in our several business lines we feel that based on comparable companies we have applied the appropriate valuation calculations to make fair and equitable structure for our investor base.

Based on the commercialization of only two of our business lines, Betterment Mulch and Environmental Services; our valuation equates to roughly 2.5x next years' revenue projections.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	195,000,000	5,000,000	Yes
Preferred Stock	5,000,000	5,000,000	Yes

Summary of differences between security offered and outstanding securities:

The shares we are offering in this raise is our common stock.

Currently outstanding classes of stock in the company are common stock and Preferred Stock.

This round, and the Preferred Stock, but have a similar feature of anti-dilution or make good. For this round the common investors have the following protections: "If after the date hereof, the Company issues or sells any shares of Common Stock or debt that is convertible into Common Stock to investors in the Company of greater than a gross amount of $2.0 million for a consideration or debt conversion per share less than a price equal to $7.00 per share (adjusted for any share splits), then immediately after such Capital Raise, the effective Purchase Price of the Investor shall be reduced to the same New Issuance Price by issuing to the Investor an amount of Common Stock to achieve the New Issuance Price. The provisions in this Section 10 shall expire the earlier of (i) the occurrence of the next Capital Raise (regardless of the New Issuance Price), or (ii) twelve (12) months from the date of this Subscription Agreement.

Capital Resources and Material Terms of Debt – §227.201(p)

The company has no material debt. Land Betterment Corporation has been funded by management of the company to date.

We do intend to take Land Betterment Corporation public through an IPO process within a reasonable period of time.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

Land Betterment Corporation has been funded by management of the company to date.

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history?

Yes

Historical Financial Highlights:

Land Betterment currently generates revenue through our Environmental Solutions division, which is rapidly expanding. This division focuses on restoring the environment from high-impact activities such as mining and industrial activity, with a particular focus on thermal coal mining reclamation and environmental remediation. Land Betterment contracts its services. Although Land Betterment has recently been able to acquire certain pieces of mobile equipment (such as bulldozers, loaders, etc.) to perform this work, our current limitation to expanding company revenue in this division simply comes down to having the capital needed to hire additional team members, acquire more equipment and deploying working capital.

Our Sustainable Development business lines are in various stages of incubation and commercialization. We anticipate revenue generation to commence in this division around the second quarter of 2020, with the first revenue coming from Betterment Metal, our scrap metal recycling division. The other business lines will likely be substantial contributors to revenue during 2021 and 2022.

Financial Projections:

Land Betterment currently generates revenue through our Environmental Solutions division, which is rapidly expanding. This division focuses on restoring the environment from environmentally disturbing activities such as mining and industrial activity, with a particular focus on thermal coal mining reclamation and environmental remediation. Land Betterment contracts its services. Although Land Betterment has recently been able to acquire certain pieces of mobile equipment (such as bulldozers, loaders, etc) to perform this work, our current limitation to expanding company revenue in this division simply comes down to necessary capital needed to hire additional team members, acquire more equipment and deploy working capital.

Land Betterment's current revenue-generating division, it's Environmental Solutions division, typically formulates its contracts as a "cost-plus" model, which enables the company to generate positive operating income from this particular division. As we acquire equipment for our Environmental Solutions division, we are able to both (i) perform the work on existing contracts more efficiently, and (ii) secure more clients and contracts, which will work in combination to help increase revenues from this business 200% each year for the next several years, with the goal of generating over $20 to $40 million a year from the Environmental Solutions division within five years.

In April 2020, Betterment Metals signed its first contract that is anticipated to generate approximately $100,000 per year of revenue from this one contract for the next five years with around 40% margins to Land Betterment. Our goal is to then sign upwards of ten more contracts like this over the next two years.

Betterment Mulch, Betterment Spirits, Betterment Harvests and Ekō all have very high expectations and potential as successful projects and business lines, anticipated to be significant contributors to Land Betterment's revenues, profits, and operating margins in the near future as we develop these projects. Our goal is to leverage our own resources and resources of our industry partners to turn each of these business lines into a $30 to $50 million per year revenue business.

Pollinate will take a couple years of development to get to revenue generation as we build our bee colonies and procure the equipment needed to process the bee related products commercially. This business will have several different revenue lines that will be formed in-parallel as we build out our locations.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.